SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                               Delta Apparel, Inc.
                         -------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                   247368 10 3
                                 (CUSIP Number)


E. Erwin Maddrey,  II, 233 North Main Street,  Suite 200,  Greenville,  SC 29601
--------------------------------------------------------------------------------
                                 (864) 232-8301
                                 --------------

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                  June 30, 2000
                                  -------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
_______.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.    247368 10 3                       Page     2     of    5      Pages



          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

   1      E. Erwin Maddrey, II
--------- --------------------------------------------------------------------------------------------------------------------------



          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a) _____
   2      (See Instructions)                                                                                             (b) _____
--------- --------------------------------------------------------------------------------------------------------------------------



3         SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------

          SOURCE OF FUNDS (See Instructions)

4         OO      See Note 1 in response to Item 5
--------- --------------------------------------------------------------------------------------------------------------------------



   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             _____
--------- --------------------------------------------------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION

6         US
--------- --------------------------------------------------------------------------------------------------------------------------

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING                            SOLE VOTING POWER
PERSON
WITH                         7       347,592

---------------------------- ------- -----------------------------------------------------------------------------------------------

                                     SHARED VOTING POWER

                             8       0

---------------------------- ------- -----------------------------------------------------------------------------------------------

                                     SOLE DISPOSITIVE POWER

                             9       347,592

---------------------------- ------- -----------------------------------------------------------------------------------------------

                                     SHARED DISPOSITIVE POWER

                               10    0
--------- --------------------------------------------------------------------------------------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11        347,592
--------- --------------------------------------------------------------------------------------------------------------------------


          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                ____
   12     (See Instructions)
--------- --------------------------------------------------------------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13        14.8%
--------- --------------------------------------------------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON (See Instructions)

14        IN
--------- --------------------------------------------------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER
----------------------------

         a.       Title and class of equity securities:
                  -------------------------------------

                           Common Stock

         b.       Name and address of principal executive offices of Issuer:
                  ----------------------------------------------------------

                           Delta Apparel, Inc.
                           3355 Breckinridge Blvd., Suite 100
                           Duluth, GA  30096

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

          a.   Name of filing person:

                           E. Erwin Maddrey, II

          b.   Residence Address:

                           201 Crescent Avenue
                           Greenville, SC 29605

          c.   Principal occupation:

                           Private Investor

          d. During the last five years, Mr. Maddrey has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          e. During the last five years, Mr. Maddrey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          f.   Citizenship:

                           United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

     The shares of the common stock of Delta Apparel, Inc. (the "Issuer") reported in this Schedule 13D were distributed on June 30, 2000 to E. Erwin Maddrey, II (the "Reporting Person") pursuant to the distribution of all shares of the Issuer's common stock (the "Shares") by Delta Woodside Industries, Inc. ("Delta Woodside") to the stockholders of Delta Woodside, including the Reporting Person. This distribution is more fully described in the Form 10/A, Amendment No. 4, filed with the Securities and Exchange Commission by the Issuer on June 8, 2000.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

     At this time, Mr. Maddrey holds his Shares primarily for investment and has no plan or proposal that would result in:

          a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          b.   An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          e. Any material change in the present capitalization or dividend policy of the Issuer;

          f. Any other material change in the Issuer's business or corporate structure;

          g.   Changes  in  the   Issuer's   charter,   bylaws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          j.   Any action similar to any of these enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

          a.   Aggregate   number  and   percentage   of  class  of   securities
               -----------------------------------------------------------------
               beneficially owned by the filing person:
               ----------------------------------------

                  Number of Shares                            Percentage
                  ----------------                            ----------

                        347,592                                   14.8%

          b.   Number of Shares as to which there is:
               --------------------------------------

                  (i)      Sole power to vote or to direct the vote:
                           -----------------------------------------


                           347,592

                  (ii)     Shared power to vote or to direct the vote:
                           -------------------------------------------

                           0

                  (iii)    Sole power to dispose or direct the disposition:
                           ------------------------------------------------

                           347,592

                  (iv)     Shared power to dispose or direct the disposition:
                           --------------------------------------------------

                           0

                  (v)      Parties with whom stock powers are shared:
                           ------------------------------------------

                    Mr. Maddrey holds voting and dispositive power for all shares reported herein.

                    Mr. Maddrey owns 304,445 shares of common stock directly. In addition, the number of shares shown above includes an aggregate of 43,147 shares of common stock owned by the E. Erwin and Nancy B. Maddrey, II Foundation, a charitable trust, as to which shares Mr. Maddrey holds voting and investment power but disclaims beneficial ownership.

          c.   Description of transactions  in the class of securities  effected
               ---------------------------  --------------------------  --------
               during the past sixty days:
               ---------------------------

               None, other that the receipt of the shares as described in response to Item 3.

          d.   Statement  regarding  right of any other person to receive or the
               ---------  ---------  -------------------------------------------
               power to direct the receipt of  dividends  from,  or the proceeds
               ------------------------------  ---------  -----  ---------------
               from the sale of such securities:
               ---------------------------------

               On January 6, 1994, Mr. Maddrey pledged 724,987 shares of common stock of Delta Woodside to the Wachovia Bank, N.A. (f/k/a South Carolina National Bank) as security for a line of credit in the amount of $5,000,000. This arrangement is now governed by a Commitment Letter dated December 1, 1999 attached hereto as Exhibit 1. Under certain circumstances, the number of shares pledged by Mr. Maddrey to Wachovia Bank, N.A. may be increased. In the distribution by Delta Woodside of shares of the Issuer's common stock as described in Item 3, Mr. Maddrey received 72,498 shares of the Issuer's common stock with respect to the pledged shares. The consent of Wachovia Bank, N.A. must be obtained in order for Mr. Maddrey to dispose of these shares or to pledge such shares to any other entity. Pursuant to Rule 13d-3(d)(3), the bank is not to be treated as beneficially owning any of the shares of Common Stock beneficially owned by Mr. Maddrey.

          e.   Statement regarding the date on which the reporting person ceased
               -----------------------------------------------------------------
               to be the beneficial owner of more than five percent of the class
               -----------------------------------------------------------------
               of securities:
               --------------

                  Not applicable.

ITEM 6.
-------

     Contracts,  Arrangements,  Understandings, or Relationships with Respect to
     ----------  -------------  ------------------------------------------------
     Securities of the Issuer:
     -------------------------

     Other than the relationships described in response to Item 5 above (which description is incorporated herein by reference) there are no contracts, arrangements, understandings or relationships (legal or otherwise) by any person or entity described in response to Item 2 with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.
-------

         Material to be Filed as Exhibits:
         ---------------------------------

     The following information is in addition to the exhibits listed in the Reporting Person's previous filings:

1. Letter of Commitment in regard to a revolving credit facility from Wachovia Bank, N.A.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   Date:  July 10, 2000



                                                    /s/ E. Erwin Maddrey, II
                                                    ------------------------
                                                    E. Erwin Maddrey, II